UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,926,003
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,926,003
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,003(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 7.43% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,926,003
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,926,003
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,003(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43%(2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 7.43% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,252,369
	6	SHARED VOTING POWER 2,926,003(1)
	7	SOLE DISPOSITIVE POWER 5,252,369
	8	SHARED DISPOSITIVE POWER 2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,178,372(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8%(3)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	BCP Energy Services Fund, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.
(2)	Represents shares of common stock beneficially owned at November 19, 2020.
(3)	As of the date of filing, the Reporting Person beneficially owned 8,178,372 shares of common stock, representing 20.8% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,277,549
	6	SHARED VOTING POWER 2,926,003(1)
	7	SOLE DISPOSITIVE POWER 7,277,549
	8	SHARED DISPOSITIVE POWER 2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,203,552(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.9%(3)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	BCP Energy Services Fund-A, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.
(2)	Represents shares of common stock beneficially owned at November 19, 2020.
(3)	As of the date of filing, the Reporting Person beneficially owned 10,203,552 shares of common stock, representing 25.9% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,386,282
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,386,282
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,386,282(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.8%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 9,386,282 shares of common stock, representing 23.8% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,386,282
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,386,282
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,386,282(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.8%(2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 9,386,282 shares of common stock, representing 23.8% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,842,203
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,842,203
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,842,203(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares of common stock beneficially owned at November 23, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.1% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,842,203
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,842,203
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,842,203(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.1% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,842,203
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,842,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,842,203(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.1% of the total number of shares of common stock outstanding.

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,842,203
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,842,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,842,203(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares of common stock beneficially owned at November 19, 2020.
(2)	As of the date of filing, the Reporting Person beneficially owned 24,842,203 shares of common stock, representing 63.1% of the total number of shares of common stock outstanding.

AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note

This amendment (the “Amendment”) amends the Schedule 13D filed on March 26, 2020 (the “Original Schedule 13D”, and together with the Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On November 19, 2020, the Issuer entered into a definitive agreement (the “Purchase Agreement”) to sell its subsidiary engaged in maintenance, modification and repair services to the nuclear and fossil power generation industry, Allied Power Holdings, LLC (“Allied”), to Allied Group Intermediate Holdings, LLC, (the “Purchaser”), an affiliate of certain of the Reporting Persons, in an all-cash deal for $40 million (the “Transaction”). The final consideration for the Transaction is subject to adjustments for working capital and certain other adjustments as set forth in the Purchase Agreement.

The parties have made customary representations and warranties and have agreed to customary covenants in the Purchase Agreement. In addition, the Company has agreed to enter into non-competition and non-solicitation arrangement under the Purchase Agreement with the Purchaser, subject to customary exceptions.

The foregoing summary of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended to include the following:

(a) The Reporting Persons beneficially own 24,842,203 shares of Common Stock, representing 63.1% of the outstanding shares.

The Series A Preferred Stock is convertible into Common Stock at the option of the Reporting Persons and the Reporting Persons are reporting beneficial ownership of Common Stock in connection with the Series A Preferred Stock as if the Series A Preferred Stock were convertible on the date of issuance, March 16, 2020. The number of shares of Common Stock beneficially owned in connection with the Series A Preferred Stock is based upon an initial aggregate stated value of $26,000,000 divided by the initial conversion price of $2.77.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 29,992,835 shares of Common Stock issued and outstanding as of November 1, 2020, plus the 9,386,282 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Series A Preferred Stock as of the date hereof.

(b) See items 1 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Except as discussed herein, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 of this Schedule 13D is hereby amended to include the following:

The response to Item 4 of the Schedule 13D is incorporated by reference herein.

Item 7. Material to Be Filed As Exhibits

1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on March 26, 2020).

2	Power of Attorney (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 8, 2019).

3	Series A Preferred Stock Purchase Agreement, dated as of March 5, 2020, by and among Charah Solutions, Inc. and the purchasers party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 6, 2020).

4	Series A Preferred Stock Certificate of Designations, dated as of March 5, 2020 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 18, 2020).

5	Registration Rights Agreement, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 22, 2018).

6	Amendment No. 1 to Registration Rights Agreement, dated as of March 16, 2020 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 18, 2020).

7	Stockholders Agreement, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 22, 2018).

8	Unit Purchase Agreement, by and among Allied Group Intermediate Holdings, LLC, Charah Solutions, Inc. and Allied Power Holdings, LLC, dated November 19, 2020 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 19, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins